SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated February 6, 2025.

Additional Information

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (“YPF”) can be found in the “Investors” section on the website at www.ypf.com. The information contained in YPF’s website or in any other website mentioned in this report on Form 6-K is not part of this report and is not deemed to be incorporated herein.

Buenos Aires, February 6, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref:  Credit Rating Upgrade

Our highest consideration:

We are hereby writing to you in compliance with the requirements of the Rules of the National Securities Commission and the respective regulations of ByMA and MAE.

On February 6, 2025, S&P Global Ratings (“S&P”) upgraded YPF S.A.’s rating to “B-” from “CCC”, with the outlook for this rating being stable.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 6, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer